UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Neles Oyj (formerly Metso Corporation)

(Name of Subject Company)

n/a

(Translation of Subject Company’s Name into English (if applicable))

Republic of Finland

(Jurisdiction of Subject Company’s Incorporation or Organization)

Metso Outotec Oyj (formerly Outotec Oyj)

(Name of Person(s) Furnishing Form)

Series 22 EUR 100,000,000 Fixed Rate Notes due 27 June 2022
(the “2022 Notes”); and
Series 24 EUR 300,000,000 1.125% Senior Notes due 13 June 2024
(the “2024 Notes”),
each issued by Metso Corporation

(Title of Class of Subject Securities)

No CUSIP numbers issued.

2022 Notes:
ISIN: XS0795500437; Common Code: 079550043
2024 Notes:
ISIN: XS1626574708; Common Code: 162657470

(CUSIP Number of Class of Securities (if applicable))

Jussi Penttilä
PO Box 304
01301 Vantaa
Finland
+358 10 417 5000

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 8, 2019

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.	Description
99.1	Consent Solicitation Memorandum, dated October 8, 2019(*)
99.2	Notice of Meeting of the Holders of the 2022 Notes, dated October 8, 2019(*)
99.3	Notice of Meeting of the Holders of the 2024 Notes, dated October 8, 2019(*)
99.4	Press release regarding the consent solicitation, dated October 8, 2019(*)
99.5	IIIA notice, dated October 8, 2019(*)
99.6	Investor presentation, dated October 8, 2019(*)
99.7	Press release regarding the results of the consent solicitation, dated October 30, 2019(**)
99.8 99.9	IIIA notice, dated October 30, 2019(***) Notice of Issuer Substitution, dated July 1, 2020

(*) Previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB dated October 9, 2019
(**)  Previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB/A dated October 30, 2019
(***)  Previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB/A dated October 31, 2019

Item 2. Informational Legends

The required legend has been prominently included in the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

n/a

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was previously filed with the Securities and Exchange Commission on October 9, 2019.

PART IV - SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ Eeva Sipilä	/s/ Minna Helppi
(Signature)

Eeva Sipilä Chief Financial Officer	Minna Helppi SVP Group Treasurer
(Name and Title)

July 2, 2020

(Date)

Exhibit 99.9

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.
This announcement is not an offer to purchase, a solicitation of an offer to purchase, an offer to sell or a solicitation of an offer to sell, securities of Metso Outotec Oyj (formerly Outotec Oyj) or Neles Oyj (formerly Metso Corporation) or any of their affiliates in the United States or elsewhere. No securities of Metso Outotec Oyj or Neles Oyj or any of their subsidiaries are being, or will be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and no such securities may be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable state or local securities laws. No public offering of securities is being or will be made in the United States or any other jurisdiction.
NOTICE OF SUBSTITUTION OF ISSUER
METSO OUTOTEC OYJ
(incorporated with limited liability in the Republic of Finland)
in respect of the outstanding
Series 22 EUR 100,000,000 Fixed Rate Notes due 27 June 2022 (ISIN: XS0795500437;
Common Code: 079550043) (the “2022 Notes”)
Series 24 EUR 300,000,000 1.125 per cent. Senior Notes due 13 June 2024 (ISIN: XS1626574708; Common Code: 162657470) (the “2024 Notes”)

originally issued by Neles Oyj (formerly Metso Corporation) under its €1,500,000,000 Euro Medium Term Note Programme

(each a “Series” and together, the “Notes”)
Reference is made to (i) the announcement and Notices of Meetings issued by Neles Oyj (formerly Metso Corporation) (the “Original Issuer”) on 8 October 2019 in relation to the solicitation of consents (the “Consent Solicitation”) from the beneficial holders of the outstanding Notes of each Series (the “Noteholders”) to consider and, if thought fit, pass an extraordinary resolution (each an “Extraordinary Resolution”) at a separate meeting of Noteholders of each Series (each a “Meeting”) to sanction, inter alia, the substitution of Metso Outotec Oyj (formerly Outotec Oyj) (“Metso Outotec” or the “Issuer”) in place of the Original Issuer as the issuer of the Notes on the Effective Date (the “Substitution”), all as more fully described in the Consent Solicitation Memorandum dated 8 October 2019 (the “Consent Solicitation Memorandum”), and (ii) the announcement, issued by the Original Issuer on 30 October 2019, of the results of the Meetings at which the Extraordinary Resolutions sanctioning the Substitution were approved. Terms used but not defined herein shall have the meanings given in the Consent Solicitation Memorandum.
Metso Outotec hereby gives notice that the Effective Date occurred on 30 June 2020 and accordingly the Substitution of Metso Outotec for the Original Issuer as the issuer of the Notes was implemented on 30 June 2020.
NOTICE TO U.S. HOLDERS: To the extent that the Consent Solicitation constituted a deemed exchange of securities, the Consent Solicitation was made in the United States in compliance with the application requirements of Section 14 of the U.S. Securities Exchange Act of 1934, as amended, and Regulation 14E thereunder, including taking into account the relief available pursuant to Rule 14d-1(c) thereunder. The Consent Solicitation was open to U.S. and non-U.S. holders of the Notes. The Consent Solicitation was subject to disclosure and procedural requirements, including with respect to the offer timetable, settlement procedures and timing of consideration, that were different from those applicable under U.S. domestic tender offer procedures, laws and practice. The Notes and any new securities resulting from the Consent Solicitation have not been and will not be registered under the Securities Act, and any such new securities are being offered and sold pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder. Any new securities resulting from the Consent Solicitation will be “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act to the same extent as the Notes held by a holder before the Consent Solicitation. The Notes and any new securities resulting from the Consent Solicitation may only be offered and sold pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with other applicable securities laws.
The Consent Solicitation was made with respect to the securities of a foreign company. The Consent Solicitation was subject to disclosure requirements of a foreign country that were different from those of the United States, and with respect to the transaction timetable and the timing of payments, which are different from those under U.S. domestic tender offer procedures and rules. Financial statements and financial information included or referred to in this announcement or the Consent Solicitation Memorandum have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the Issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the Issuer may also purchase the Notes in open market or privately negotiated purchases.
Questions relating to this Notice should be directed to the Issuer as set out below:
METSO OUTOTEC OYJ
Töölönlahdenkatu 2
Helsinki
FI-00100
Finland

Telephone:	+358 20 484 100
Email:	minna.helppi@metso.com / mikko.vainikka@metso.com
Facsimile:	+358 20 484 3141
Attention:	Minna Helppi / Mikko Vainikka

This notice is given by:
METSO OUTOTEC OYJ
1 July 2020